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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Read-Rite Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

755246105

(CUSIP Number)

Tennenbaum Capital Partners, LLC
(formerly known as Special Value Investment Management, LLC)
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
Attention: Michael E. Tennenbaum
(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755246105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tennenbaum Capital Partners LLC (formerly known as Special Value Investment Management, LLC) (95-4759860) (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See
	Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,820,454
Owned
By Each	9.	Sole Dispositive Power		0
Reporting
Person	10.	Shared Dispositive Power		20,820,454
With

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person	20,820,454 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in
	Row (11)	46.2% (3)

14.	Type of Reporting Person (See Instructions)
IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to Special Value Bond Fund, II, LLC, a Delaware limited liability company, and Special Value Absolute Return Fund, LLC, a Delaware limited liability company, and as investment manager to a separate account, which are the registered holders of Read-Rite Corporation's warrants to purchase common stock held by the reporting persons.

(2)	An aggregate of 20,820,454 shares of common stock will be issuable upon exercise of Read-Rite Corporation's warrants to purchase common stock held by the reporting persons.

(3)	Based on 121,116,940 shares (pre-split) outstanding as of February 7, 2003, as reported by Read-Rite Corporation in its Quarterly Report on Form 10-Q filed February 12, 2003, as adjusted to give effect to a 1 for 5 reverse stock split, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No.	755246105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SVIM/MSM II, LLC (52-2263031)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See
	Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of
	Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	6,766,648
Owned
By Each	9.	Sole Dispositive Power		0
Reporting
Person	10.	Shared Dispositive Power		6,766,648
With

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person	6,766,648 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in
	Row (11)	21.8% (2)

14.	Type of Reporting Person (See Instructions)

OO

(1)	An aggregate of 6,766,648 shares of common stock will be issuable upon exercise of Read-Rite Corporation's warrants to purchase common stock held by the reporting person.

(2)	Based on 121,116,940 shares (pre-split) outstanding as of February 7, 2003, as reported by Read-Rite Corporation in its Quarterly Report on Form 10-Q filed February 12, 2003, as adjusted to give effect to a 1 for 5 reverse stock split, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No.	755246105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SVAR/MM, LLC (45-0479189)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See
	Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of
	Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	13,706,799
Owned
By Each	9.	Sole Dispositive Power		0
Reporting
Person	10.	Shared Dispositive Power		13,706,799
With

11.	Aggregate Amount Beneficially Owned by Each Reporting
	Person	13,706,799 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in
	Row (11)	36.1% (2)

14.	Type of Reporting Person (See Instructions)

OO

(1)	An aggregate of 13,706,799 shares of common stock will be issuable upon exercise of Read-Rite Corporation's warrants to purchase common stock held by the reporting person.

(2)	Based on 121,116,940 shares (pre-split) outstanding as of February 7, 2003, as reported by Read-Rite Corporation in its Quarterly Report on Form 10-Q filed February 12, 2003, as adjusted to give effect to a 1 for 5 reverse stock split, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No.	755246105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael E. Tennenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See
Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of
Organization United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,820,454
Owned
By Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power 20,820,454

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person 20,820,454 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in
Row (11) 46.2% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)	An aggregate of 20,820,454 shares of common stock will be issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting persons.

(2)	Based on 121,116,940 shares (pre-split) outstanding as of February 7, 2003, as reported by Read-Rite Corporation in its Quarterly Report on Form 10-Q filed February 12, 2003, as adjusted to give effect to a 1 for 5 reverse stock split, and calculated in accordance with Rule 13d-3(d)(1).

CUSIP No.	755246105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tennenbaum & Co., LLC (95-4587347)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See
Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of
Organization Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	20,820,454
Owned
By Each	9.	Sole Dispositive Power	0
Reporting
Person With	10.	Shared Dispositive Power 20,820,454

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person 20,820,454 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in
Row (11) 46.2% (2)

14.	Type of Reporting Person (See Instructions)

OO

(1)	An aggregate of 20,820,454 shares of common stock will be issuable upon exercise of Read-Rite Corporation’s warrants to purchase common stock held by the reporting persons.

(2)	Based on 121,116,940 shares (pre-split) outstanding as of February 7, 2003, as reported by Read-Rite Corporation in its Quarterly Report on Form 10-Q filed February 12, 2003, as adjusted to give effect to a 1 for 5 reverse stock split, and calculated in accordance with Rule 13d-3(d)(1).

Item 1.           Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Read-Rite Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 44100 Osgood Road, Fremont, California 94539.

Item 2.           Identity and Background.

     (a)  This Statement is being filed by Tennenbaum Capital Partners, LLC (formerly known as Special Value Investment Management, LLC), a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), SVAR/MM, LLC, a Delaware limited liability company (“SVAR/MM”), Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”). TCP, SVIM/MSM II, SVAR/MM, Mr. Tennenbaum, and Tennenbaum LLC (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b)  The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

     (c)  The principal business of TCP is investment management. Its managing member is Tennenbaum LLC. The principal business of SVIM/MSM II is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”). Its managing member is Tennenbaum LLC. The principal business of SVAR/MM is serving as managing member of Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“Fund III”). Its managing member is TCP. The principal business of Tennenbaum LLC is making investments and managing assets. Mr. Tennenbaum’s principal occupation is serving as managing member of Tennenbaum LLC.

     (d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e)  During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Tennenbaum is a United States Citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

     Warrants to purchase an aggregate of 16,000,000 shares Common Stock (the “Warrants”) were issued by the Issuer pursuant to that certain First Amendment to Credit Agreement among the Issuer, Fund II, Fund III and a separate account managed by TCP as lenders party thereto (the “Lenders”) and TCP, as administrative agent, dated as of April 1, 2003. The Warrants were acquired by the Lenders as partial consideration for the making of loans to the Issuer. The source of funds was investment capital held by the Lenders.

     The Reporting Persons previously reported an acquisition of warrants to purchase Common Stock of the Issuer on a statement on Schedule 13G filed with the Securities and Exchange Commission on January 7, 2003.

Item 4.           Purpose of Transaction.

     The Lenders acquired the Warrants for investment purposes. The Reporting Persons evaluate their investment in the Warrants on a continuing basis. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of Warrants or the Issuer’s shares of Common Stock from the Company or otherwise and/or to dispose of all or a portion of the Warrants.

Item 5.           Interest in Securities of the Issuer.

(a), (b) The shares of Common Stock identified in Item 1 constitute approximately 46.2% of the outstanding shares of Common Stock of the Issuer, based on the 121,116,940 shares (pre-split) outstanding as of February 7, 2003, as reported by Read-Rite Corporation in its Quarterly Report on Form 10-Q filed February 12, 2003, as adjusted to give effect to a 1 for 5 reverse stock split. SVIM/MSM II may be deemed to beneficially own 6,766,648 shares of Common Stock (21.8% of the 121,116,940 shares (pre-split) outstanding), which it has shared voting and dispositive power with Fund II, TCP, Mr. Tennenbaum and Tennenbaum LLC; SVAR/MM may be deemed to beneficially own 13,706,799 shares of Common Stock (36.1% of the 121,116,940 shares (pre-split) outstanding), which it has shared voting and dispositive power with Fund III, TCP, Mr. Tennenbaum and Tennenbaum LLC; Mr. Tennenbaum may be deemed to beneficially own 20,820,454 shares of Common Stock (46.2% of the 121,116,940 shares (pre-split) outstanding), which includes 6,766,648 shares which it has shared voting and dispositive power with Fund II, TCP, SVIM/MSM II and Tennenbaum LLC, 13,706,799 shares which it has shared voting and dispositive power with Fund III, TCP, SVAR/MM and Tennenbaum LLC, and 347,007 shares which it has shared voting and dispositive power with a separate account that is an affiliate of the reporting persons, TCP and Tennenbaum LLC; Tennenbaum LLC may be deemed to beneficially own 20,820,454 shares of Common Stock (46.2% of the 121,116,940 shares (pre-split) outstanding), which includes 6,766,648 shares which it has shared voting and dispositive power with Fund II, TCP, SVIM/MSM II and Mr. Tennenbaum, 13,706,799 shares which it has shared voting and dispositive power with Fund III, TCP, SVAR/MM and Mr. Tennenbaum, and 347,007 shares which it has shared voting and dispositive power with a separate account that is an affiliate of the reporting persons, TCP and Mr. Tennenbaum; and TCP may be deemed to beneficially own 20,820,454 shares of Common Stock (46.2% of the 121,116,940 shares (pre-split) outstanding), which includes 6,766,648 shares which it has shared voting and dispositive power with Fund II, SVIM/MSM II, Mr. Tennenbaum and Tennenbaum LLC, 13,706,799 shares which it has shared voting and dispositive power with Fund III, SVAR/MM, Mr. Tennenbaum and Tennenbaum LLC, and 347,007 shares which it has shared voting and dispositive power with a separate account that is an affiliate of the reporting persons, Mr. Tennenbaum and Tennenbaum LLC.

(c)  N/A

(d)  Fund II, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 6,766,648 shares of Common Stock, which is more than 5% of the Common Stock of the Issuer. Fund III, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 13,706,799 shares of Common Stock, which is more than 5% of the Common Stock of the Issuer. A separate account that is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 347,007 shares of Common Stock, which is less than 5% of the Common Stock of the Issuer.

(e)  N/A

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to
                      Securities of the Issuer.

     See Items 2 and 4.

Item 7.          Material to Be Filed as Exhibits.

Exhibit 1	Joint Reporting Agreement dated January 6, 2003 (previously filed as an exhibit to the Statement on Schedule 13G filed with the Securities and Exchange Commission on January 7, 2003)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENNENBAUM CAPITAL PARTNERS, LLC, a
Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

By:	Tennenbaum Capital Partners, LLC
Its:	Managing Member

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability
company

Each of the above by:
Name: Michael E. Tennenbaum
Its: Managing Member

By:	/s/ Howard M. Levkowitz

Howard M. Levkowitz
As Attorney-in-Fact

Date:	April 8, 2003

MICHAEL E. TENNENBAUM

By:	/s/ Howard M. Levkowitz

Howard M. Levkowitz
As Attorney-in-Fact

Date:	April 8, 2003

EXHIBIT INDEX

Exhibit 1	Joint Reporting Agreement dated January 6, 2003 (previously filed as an exhibit to the Statement on Schedule 13G filed with the Securities and Exchange Commission on January 7, 2003)